Exhibit 12-A

Delmarva Power & Light Company

Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Year Ended December 31,
	2001	2000	1999	1998	1997
Income before extraordinary item	$203,409	$141,816	$142,179	$112,410	$105,709

Income taxes	141,810	81,510	95,321	72,276	72,155

Fixed charges:
Interest on long-term debt including amortization of discount, premium and expense	63,765	77,178	77,790	81,132	78,350
Other interest	3,388	7,512	6,117	9,328	12,835
Preferred dividend requirements of a subsidiary trust	5,687	5,687	5,687	5,688	5,687

Total fixed charges	72,840	90,377	89,594	96,148	96,872

Nonutility capitalized interest	—	—	—	—	(208)

Earnings before extraordinary item, income taxes, and fixed charges	$418,059	$313,703	$327,094	$280,834	$274,528

Ratio of earnings to fixed charges	5.74	3.47	3.65	2.92	2.83

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the estimated interest component of rentals.